SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

Onconova Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

68232V306
(CUSIP Number)

Richard Guidice, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 27, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS 683 Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,503,169 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,503,169 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,503,169 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.6% (2)
14	TYPE OF REPORTING PERSON PN

(1)
Includes 683 Capital Partners, LP's right to obtain up to 2,000,000 shares of Common Stock issuable upon exercise of a warrant to purchase up to 200,000 shares of Series A Convertible Preferred Stock of the Issuer, as disclosed in Item 4, and subsequent conversion of each share of Series A Convertible Preferred Stock into 10 shares of Common Stock.  Does not include 295,955.875 shares of Series B Convertible Preferred Stock of the Issuer (convertible into 11,838,235 shares of Common Stock) issuable upon exercise of a warrant to purchase such shares of Series B Convertible Preferred Stock of the Issuer, as disclosed in Item 5, and subsequent conversion of each share of Series B Convertible Preferred Stock into 40 shares of Common Stock.

(2)
Based on 78,249,692 shares of Common Stock outstanding post-offering, as reported in the Issuer's final prospectus filed with the Securities and Exchange Commission on April 30, 2018 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended (the "April 30, 2018 Prospectus") (assuming the full exercise of the Pre-Funded Warrants (as defined in the April 30, 2018 Prospectus) sold in the offering described in the April 30, 2018 Prospectus).

1	NAMES OF REPORTING PERSONS 683 Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,503,169 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,503,169 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,503,169 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.6% (2)
14	TYPE OF REPORTING PERSON IA

(1)
Includes 683 Capital Partners, LP's right to obtain up to 2,000,000 shares of Common Stock issuable upon exercise of a warrant to purchase up to 200,000 shares of Series A Convertible Preferred Stock of the Issuer, as disclosed in Item 4, and subsequent conversion of each share of Series A Convertible Preferred Stock into 10 shares of Common Stock.  Does not include 295,955.875 shares of Series B Convertible Preferred Stock of the Issuer (convertible into 11,838,235 shares of Common Stock) issuable upon exercise of a warrant to purchase such shares of Series B Convertible Preferred Stock of the Issuer, as disclosed in Item 5, and subsequent conversion of each share of Series B Convertible Preferred Stock into 40 shares of Common Stock.

(2)
Based on 78,249,692 shares of Common Stock outstanding post-offering, as reported in the April 30, 2018 Prospectus (assuming the full exercise of the Pre-Funded Warrants (as defined in the April 30, 2018 Prospectus) sold in the offering described in the April 30, 2018 Prospectus).

1	NAMES OF REPORTING PERSONS Ari Zweiman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,503,169 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,503,169 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,503,169 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.6% (2)
14	TYPE OF REPORTING PERSON IN

(1)
Includes 683 Capital Partners, LP's right to obtain up to 2,000,000 shares of Common Stock issuable upon exercise of a warrant to purchase up to 200,000 shares of Series A Convertible Preferred Stock of the Issuer, as disclosed in Item 4, and subsequent conversion of each share of Series A Convertible Preferred Stock into 10 shares of Common Stock.  Does not include 295,955.875 shares of Series B Convertible Preferred Stock of the Issuer (convertible into 11,838,235 shares of Common Stock) issuable upon exercise of a warrant to purchase such shares of Series B Convertible Preferred Stock of the Issuer, as disclosed in Item 5, and subsequent conversion of each share of Series B Convertible Preferred Stock into 40 shares of Common Stock.

(2)
Based on 78,249,692 shares of Common Stock outstanding post-offering, as reported in the April 30, 2018 Prospectus (assuming the full exercise of the Pre-Funded Warrants (as defined in the April 30, 2018 Prospectus) sold in the offering described in the April 30, 2018 Prospectus).

The following constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed by the undersigned.   This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.
Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended by adding the following:
On April 27, 2018, a total of approximately $5,031,249.88 was paid to acquire the 11,838,235 shares of  Common Stock reported as beneficially owned by 683 Partners and a warrant to purchase up to 295,955.875 shares of Series B Convertible Preferred Stock ("Series B Preferred Stock"), as disclosed in Item 4 below. The funds used to purchase the Shares were obtained from the general working capital of 683 Partners, including margin account borrowings made in the ordinary course of business, although the Reporting Persons cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.
Item 4.	Purpose of the Transaction
Item 4 is hereby amended and restated to read as follows:

The Reporting Persons purchased the securities of the Issuer reported herein based on their belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity.
On February 8, 2018, 683 Partners purchased 2,000,000 shares of Common Stock as part of the Issuer's public offering of 5,707,500 shares of the Common Stock (the "February 2018 Public Offering"). Each share of Common Stock offered for sale as part of the February 2018 Public Offering was sold together with a Series A Convertible Preferred Stock Purchase Warrant (a "Series A Warrant") to purchase a 0.1 share of Series A Convertible Preferred Stock, $0.01 par value, of the Issuer (the "Series A Preferred Stock").  On February 12, 2018, the Issuer issued to 683 Partners a Series A Warrant to purchase up to 200,000 shares of Series A Preferred Stock at an exercise price of $1.01 per each 0.1 of one share of Series A Preferred Stock (or $10.10 per share of Series A Preferred Stock).  Each share of Series A Preferred Stock is convertible into 10 shares of Common Stock, subject to adjustment pursuant to the terms of the Series A Warrant.  The Series A Warrant is immediately exercisable by 683 Partners.  As disclosed in the Issuer's Form 8-K filed with the Securities and Exchange Commission on April 30, 2018 (the "April 30, 2018 Form 8-K"), in accordance with the terms and conditions of a Lock-Up Waiver Agreement, dated April 16, 2018, between the Issuer and the underwriter for the February 2018 Public Offering, the exercise price of the Series A Warrant will be repriced from $1.01 per 0.1 of one share of Series A Preferred Stock (or $10.10 per share of Series A Preferred Stock) to $0.44625 per 0.1 share of Series A Preferred Stock (or $4.4625 per share of Series A Preferred Stock), after the closing of the April 2018 Public Offering (as defined below).
On February 8, 2018, 683 Partners purchased an additional 200,000 shares of Common Stock in the market.
On April 27, 2018, 683 Partners purchased an additional 11,838,235 shares of Common Stock as part of the Issuer's public offering of 46,588,234 shares of Common Stock (the "April 2018 Public Offering").  On April 27, 2018, the Issuer issued to 683 Partners a Series B Convertible Preferred Stock Purchase Warrant (the "Series B Warrant") to purchase up to 295,955.875 shares of Series B Preferred Stock at an exercise price of $0.425 per each 0.025 of one share of Series B Preferred Stock, or $17.00 per share of Series B Preferred Stock.  Each Series B Preferred Share is convertible into 40 shares of Common Stock, subject to adjustment pursuant to the terms of the Series B Warrant.
Depending upon other factors including overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Shares without affecting their beneficial ownership of Shares.
No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons may take positions regarding or make precatory, conditional or binding proposals with respect to, or with respect to potential changes in, the Issuer's: operations, management, certificate of incorporation and bylaws, composition of the Board of Directors or its committees, ownership, capital or corporate structure, dividend policy, potential acquisitions or sales, businesses or assets, including the sales thereof, strategy and/or plans of the Issuer as a means of enhancing stockholder value. The Reporting Persons may change their intention with respect to any and all matters referred to in Item 4. The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and may from time to time in the future express their views to and/or meet with management, the Board of Directors, other stockholders or third parties, including, potential acquirers, service providers and financing sources, and/or may formulate plans or proposals regarding the Issuer, its assets or its securities. Such possible plans or proposals may include one or more plans or proposals that relate to or would result in one or more of the changes referred to herein, or any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.
Item 5 is hereby amended and restated to read as follows:

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 78,249,692 shares of Common Stock outstanding, as reported in the April 30, 2018 Prospectus (assuming the full exercise of the Pre-Funded Warrants (as defined in the April 30, 2018 Prospectus) sold in the April 2018 Public Offering as described in the April 30, 2018 Prospectus).
As of the date hereof, 683 Partners beneficially owned 16,503,169 shares of Common Stock, including 2,000,000 shares of Common Stock issuable upon the exercise of the Series A Warrant to purchase shares of Series A Convertible Preferred Stock and subsequent conversion of the Series A Preferred Stock, constituting approximately 20.6% of the shares of Common Stock outstanding calculated in accordance with the Beneficial Ownership Limitation (as defined below).  By virtue of their respective relationships with 683 Partners discussed in further detail in Item 2, each of 683 Management and Mr. Zweiman may be deemed to beneficially own the shares of Common Stock owned directly by 683 Partners. 683 Management and Ari Zweiman disclaim beneficial ownership of such shares of Common Stock except to the extent of his or its pecuniary interest therein.
683 Partners has also acquired the Series B Warrant to purchase 295,955.875 shares of Series B Preferred Stock, which in turn are convertible into 11,838,235 shares of Common Stock.  The Issuer's Certificate of Designation of Series B Convertible Preferred Stock, attached as Exhibit 3.1 to the April 30, 2018 Form 8-K, provides that the Issuer shall not effect any conversion of the Series B Preferred Stock, and a holder of such stock shall not have the right to convert any portion of such Series B Preferred Stock, to the extent that, after giving effect to the conversion, the number of shares of Common Stock to be issued pursuant to such conversion would result in the holder beneficially owning (as determined in accordance with Section 13(d) of the Act, as amended, and the rules thereunder), in excess of 4.99% of all of the Common Stock outstanding at such time (the "Beneficial Ownership Limitation").
As disclosed in the April 30, 2018 Form 8-K, the Company will seek stockholder approval to amend the Issuer's Tenth Amended and Restated Certificate of Incorporation (the "Charter Amendment") to authorize a sufficient number of shares of Common Stock of the Issuer to cover the conversion of all then-outstanding shares of Preferred Stock of the Issuer into Common Stock on or before June 14, 2018.  The Series B Warrant will be exercisable by 683 Partners  on the first business day after the Issuer has publicly announced the Charter Amendment through the filing of a Current Report on Form 8-K that announces that the Charter Amendment has been filed with the Secretary of State of the State of Delaware.
(b) 683 Partners has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock owned by it.
Each of 683 Management and Mr. Zweiman share the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by  683 Partners.  Information regarding each of 683 Management and Ari Zweiman is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.
(c) The transactions effected by the Reporting Persons during the past 60 days are set forth in Item 4 above.
(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the Shares.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 is hereby amended to add the following:

On April 27, 2018, 683 Partners agreed to waive its right to enforce the Series A Warrant until the Issuer increases its authorized shares of Common Stock.

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:  May 1, 2018

683 CAPITAL PARTNERS LP

By:	683 CAPITAL GP, LLC as General Partner

By:	/s/ Ari Zweiman
	Name:	Ari Zweiman
	Title:	Managing Member

683 CAPITAL PARTNERS, LLC

By:	/s/ Ari Zweiman
	Name:	Ari Zweiman
	Title:	Managing Member

By:	/s/ Ari Zweiman
ARI ZWEIMAN